FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of     April 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

99.1	Notice of Annual Meeting of Shareholders

99.2	Management Information Circular

99.3	Form of Proxy

99.4	Request for Financial Statements

EXHIBIT 99.1

THOMPSON CREEK METALS COMPANY INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Thompson Creek Metals Company Inc. (the “Corporation”) will be held at the National Club, 303 Bay Street, Toronto, Ontario, on Thursday, May 7, 2009 at 4:15 p.m. (Toronto time), for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2008 and the report of the auditors thereon;

2.	To elect directors of the Corporation for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration; and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders. Shareholders are able to request to receive copies of the Corporation’s annual and/or interim financial statements and MD&A by marking the appropriate box(es) on the enclosed request for financial statements form. The audited consolidated financial statements and MD&A of the Corporation for the financial year ended December 31, 2008 are being sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Corporation or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Corporation’s website at www.thompsoncreekmetals.com.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting. The board of directors of the Corporation has by resolution fixed the close of business on April 6, 2009 as the record date, being the date for the determination of the registered holders of common shares of the Corporation entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The board of directors of the Corporation has by resolution fixed 4:15 p.m. (Toronto time) on May 5, 2009 or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjourned meeting as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation’s transfer agent.

DATED at Toronto, Ontario this 27th day of March, 2009.

By Order of the Board of Directors

“Kevin Loughrey”

Kevin Loughrey

Chairman and Chief Executive Officer

EXHIBIT 99.2

THOMPSON CREEK METALS COMPANY INC.

MANAGEMENT INFORMATION CIRCULAR

March 27, 2009

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Thompson Creek Metals Company Inc. (the “Corporation”) for use at the annual meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Corporation and the Corporation may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Corporation.

The board of directors of the Corporation (the “Board”) has fixed the close of business on April 6, 2009 as the record date, being the date for the determination of the registered holders of common shares of the Corporation entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Corporation’s transfer agent at the address indicated on the enclosed envelope no later than 4:15 p.m. (Toronto time) on May 5, 2009, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of March 27, 2009. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00=US$0.8166, the Bank of Canada noon exchange rate for December 31, 2008, unless otherwise stated.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Corporation. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Corporation’s transfer agent indicated on the enclosed envelope no later than 4:15 p.m. (Toronto time) on May 5, 2009, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Corporation (401 Bay Street, Suite 2010, Toronto, ON M5H 2Y4, Attention: Assistant Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the notice of meeting, this management information circular, the form of proxy and the request form to request copies of the Corporation’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, ON M5H 4H1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of March 27, 2009, 122,253,257 common shares (the “Common Shares”) in the capital of the Corporation were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at April 6, 2009. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Corporation, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

The objectives of the Corporation’s compensation program are to attract, reward, retain and motivate quality employees who will enhance the profitability and growth of the Corporation. The Corporation, formed through the acquisition of Thompson Creek Metals Company in October 2006 by the much smaller development stage company, Blue Pearl Mining Ltd., operates in a highly competitive and cyclical business. It is the only publicly traded pure molybdenum producer. When used in this section, “Named Executive Officers” are as defined on page 14.

Overview of the Compensation Philosophy

The following principles guide the Corporation’s overall compensation philosophy:

•	compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;
•	compensation is set with reference to the market for similar jobs in peer group companies in both Canada and the United States;
•	an appropriate portion of total compensation is variable and linked to performance of both individual and corporate pre-established goals;
•	stock option compensation serves to align the interests of senior management with shareholder return;
•	compensation is reviewed internally to ensure that equity is maintained such that individuals in similar jobs and locations are treated fairly; and
•	the Corporation encourages its employees to continuously maintain and enhance their skills and supports reasonable expenses in order that areas of expertise are maintained.

Compensation Review Process

The Compensation and Governance Committee is a committee of the Board with the primary function to assist the Board in fulfilling its oversight responsibilities by:

•

reviewing and approving, then recommending to the Board, base salary, bonus and other benefits, direct or indirect, and any employment agreement/change of control packages of the Chief Executive Officer and each executive officer;

•	reviewing and approving the Chief Executive Officer’s salary recommendations for the executive officers and recommending Chief Executive Officer compensation to the Board;
•

administering the Corporation’s compensation plans, including the stock option plan, non-management directors’ compensation and such other compensation plans or compensation arrangements as may be adopted from time to time;

•	researching and identifying trends in employment benefits; and
•	establishing and periodically reviewing the Corporation’s policies in the area of management benefits and perquisites.

The Compensation and Governance Committee reviews on an annual basis, and periodically through the year, the cash compensation, stock option, performance and overall compensation package for each executive officer. The Committee makes recommendations to the Board with respect to the base salary, bonus and stock option grants (long-term incentives) and employment agreements for each executive officer.

At meetings in late 2007 and March 2008, the Compensation Committee considered a cash bonus arrangement for 2008 (the “2008 Performance Bonus”). The Committee recommended the 2008 Performance Bonus to the Board and it was approved in March 2008. The 2008 Performance Bonus provided that a pool be set at 4.75% of 2008 pre-tax income for cash bonuses to be paid to all employees, including executive officers, with a base performance set at 80% of budgeted 2008 pre-tax profit, subject to adjustment to reflect higher or lower than budgeted molybdenum prices. Individual goals and objectives for the Chief Executive Officer were set in consultation with the Compensation Committee and with the Chief Executive Officer for the other executive officers. In finalizing the 2008 Performance Bonus, the Compensation Committee considered past practices of the previous owner of Thompson Creek Metals Company, expectations of key employees, the desirability of having established goals that are clearly articulated to employees, the highly competitive environment in the mining industry in 2008, the high molybdenum price and the potential performance of the operations for the year. Three key components were integrated into the 2008 Performance Bonus; the Corporation’s performance, the location performance and the individual’s performance. Environmental, health and safety performance and succession planning were also included as components. In its review, the Compensation Committee was satisfied that the recommended 2008 Performance Bonus was in accordance with the Corporation’s philosophy and guidelines set forth above.

In March 2008, the Compensation Committee considered information compiled on compensation practices using published survey data from both the mining industry and all industries (where appropriate) plus a select group of Canadian and United States peer companies. The Compensation Committee focused its review on executive and Board compensation and reported to the Board on the findings.

After reviewing the peer company data, discussing various factors with management and receiving recommendations from the Chief Executive Officer, the Compensation Committee made its recommendations to the Board for approval of the 2008 salaries for executive officers. In conducting its review of management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above.

The Corporation’s compensation philosophy targets base compensation at competitive levels between the 50th and 75th percentiles for base salaries, with total compensation including short and long-term incentives, targeted at the 75th percentile or higher in high performance years. Incentives are used to recognize group and individual contributions, and these awards are based on both individual performance and the Corporation’s success. The Compensation Committee determined that the executive compensation levels/programs generally mirror market 50th and 75th percentile competitive practices when compared to published survey data with higher levels in certain cases, due primarily to the long tenure of some senior employees and requirement to ensure retention of experienced management in senior positions.

Merit increases in base salaries are awarded based on annual reviews of individual performance. The Compensation Committee reviews executive compensation, including base salaries and short and long-term incentives, annually, with input from management, and on an as-needed basis, with input from outside consultants. In March 2008, merit increases and market adjustments were approved by the Compensation Committee and the Board.

In May 2008, the Compensation Committee recommended and the Board approved the grant of additional stock options to 13 individuals including the directors and four Named Executive Officers. In recommending these grants, the Compensation Committee considered the peer group practices and the plan capacity.

The Compensation Committee also reviewed outside directors’ compensation practices and concluded that the practices were competitive with the exception of the Board and committee meeting fees. Effective January 1, 2008, the meeting fee was increased from C$1,000 to C$1,500 per Board or committee of the Board meeting. A recommendation was made that any future option grants should be made on an annual basis rather than a multi-year basis.

In May 2008, the Corporation engaged Radford, an Aon Consulting Company (“Radford”) to assist in the development of a long-term incentive plan, which would balance the needs of the shareholders and employees, would replace the use of stock options in the future and would help the Corporation appropriately manage its equity pool. Implementation of a long-term incentive plan was deferred in December 2008 in response to the global economic downturn. Radford’s fees for developing the new long-term incentive plan totaled $102,123 (including taxes).

The decisions of the Compensation Committee are its responsibility and may reflect factors other than the information provided by compensation consultants.

Elements of Executive Compensation

Compensation of executive officers for the financial year ended December 31, 2008 includes annual compensation in the form of base salary, annual performance-based cash incentives, retention arrangements for certain executives and other annual compensation such as perquisites along with long-term compensation in the form of options. The following summarizes why the Corporation chooses to pay each element.

Short-Term Incentive Plan

Element of Compensation	Summary and Purpose of Element
Base Salary

Salaries form an essential component of the Corporation’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

Annual Performance-Based Cash Incentives	Annual cash bonuses are a variable component of compensation designed to reward the Corporation’s executive officers for maximizing annual operating performance.
Other Compensation (Perquisites)

Other perquisites such as housing and transportation allowances are provided to ensure experienced managers are attracted and retained at locations as required and in order to be competitive in offering similar benefits to those generally offered in the mining business.

Long-Term Incentives

Element of Compensation	Summary and Purpose of Element
Options

The granting of options is a variable component of compensation intended to reward the Corporation’s executive officers for its success in achieving sustained, long-term profitability and increases in stock value.

Other Compensation

Retention arrangements for certain senior managers including certain executive officers were established in 2004 in order to ensure that the Corporation retained experienced senior managers through 2012.

Base Salary

The base salary of each particular executive officer is determined by (1) an assessment by the Compensation Committee, with the assistance of management of such executive’s performance, (2) an assessment by the Board of such executive’s performance, (3) a consideration of competitive compensation levels in companies similar to the Corporation based on sector and market capitalization with the assistance of an external consulting firm as required, (4) a review of the performance of the

Corporation as a whole, and (5) reviewing the role such executive officer played in such corporate performance. Following review of peer company information, salaries of executive officers were adjusted in March 2008, effective January 1, 2008, to achieve the desired target competitive range approved by the Compensation Committee. To date, the Compensation Committee has recommended to the Board that the executive officers receive base salaries that are typically on the lower end of the peer group and bonuses and equity compensation that are typically on the higher end of the peer group. In determining the base salary to be paid to a particular executive officer, the Compensation Committee also considers the particular responsibilities related to the position, the experience level of the executive officer, and his or her past performance at the Corporation.

The Compensation Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Corporation can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Corporation’s compensation is reasonable.

Accordingly, the Compensation Committee reviews compensation levels for the Named Executive Officers against compensation levels of the comparison companies. The Compensation Committee reviewed the information regarding compensation programs and compensation levels at the 25th, 50th and 75th percentiles among the comparison companies, which are indicated in the table below.

In choosing a comparative group, the Corporation uses a comparative group of publicly-traded mining companies of comparable size as determined by annual revenue and market capitalization, complexity and scope of operations to the Corporation, and that are based in either Canada or the United States. The following table summarizes the comparative group used for 2008.

Comparative Company	Annual Revenue (1) ($ millions)	Market Capitalization (1) ($ millions)	Corporate Head Office Location
Teck Cominco Limited	$6,473	$15,777	Vancouver, BC
Southern Copper Corporation	$6,441	$30,132	Phoenix, AZ
Newmont Mining Corporation	$5,664	$22,064	Denver, CO
Cameco Corporation	$2,212	$13,819	Saskatoon, SK
Cliffs Natural Resources Inc.	$2,055	$4,217	Cleveland, OH
Goldcorp Inc.	$2,040	$23,932	Vancouver, BC
HudBay Minerals Inc.	$1,129	$2,230	Winnipeg, MN
Sherritt International Corporation	$1,114	$2,900	Toronto, ON
First Quantum Minerals Ltd.	$1,094	$4,950	Vancouver, BC
Kinross Gold Corporation	$1,043	$10,915	Toronto, ON
Lundin Mining Corporation	$1,043	$3,340	Vancouver, BC
Inmet Mining Corporation	$847	$3,340	Toronto, ON
Stillwater Mining Company	$646	$891	Billings, MT
Pan American Silver Corp.	$298	$2,672	Vancouver, BC
Coeur D’Alene Mines Corporation	$222	$1,376	Coeur D’Alene, ID
Taseko Mines Limited	$219	$676	Vancouver, BC

(1)	Trailing twelve months information.

2008 Annual Performance-Based Cash Incentives

Bonuses are performance-based short-term financial incentives. Bonuses are based on certain indicators such as individual performance, location performance and/or corporate financial performance. For 2008, the Compensation Committee formalized an annual incentive award program that clearly articulated performance objectives and linked specific, measurable goals with individual measurable performance criteria set for senior executives, including the Named Executive Officers, which was followed in determining bonus payments for 2008.

The 2008 Performance Bonus provided that a pool be set at 4.75% of 2008 pre-tax income, up to the budgeted $329 million, with 3% on any additional pre-tax income above budget, for cash bonuses to be paid to all non-unionized employees, including executive officers. Base performance was set at 80% of budgeted 2008 pre-tax profit for any bonuses to be paid, subject to adjustment to reflect higher or lower than budgeted molybdenum prices. Payout targets were set for the Chief Executive Officer of between 100% and 160% of base salary if the budget target was met with executive officers payout targets of 100% to 130%. To the extent that budget was exceeded, those payout targets could increase to 200% for the Chief Executive Officer and 160% for Named Executive Officers. Compensation levels at the comparable companies were considered by the Compensation Committee in establishing the 2008 Performance Bonus and payout targets.

Three key components were integrated into the 2008 Performance Bonus; the Corporation’s performance, the location performance and the individual’s performance. Additionally, individual goals and objectives for the Chief Executive Officer were set in consultation with the Compensation Committee and with the Chief Executive Officer for the other executive officers for determination of the payout level within the targets.

In December 2008, the Compensation Committee reviewed the Corporation’s performance, and on the basis of pre-tax income of $391.5 million, excluding the non-cash goodwill impairment, considerably in excess of the budget, bonus payments at the maximum percentage levels were considered. The performance of the individual Named Executive Officers were compared to the weighted individual goals and objectives established earlier in the year. The recommendations of the Chief Executive Officer for the individual bonus payments to the other Named Executive Officers in respect of the financial year ended December 31, 2008 were also considered and the bonuses for five of the Named Executive Officers were approved by the Compensation Committee, recommended to and approved by the Board. The bonus payment to the Chief Executive Officer was determined by the Compensation Committee and was recommended by the Compensation Committee to the Board and was approved by the Board.

Executive officers were eligible for the 2008 Performance Bonuses, after taking into account and giving varying degrees of weight, depending on the relevance of these factors to the particular executive officer, to the following indicators of the Corporation’s and the individual’s performance:

(a)	relative change in molybdenum prices compared to budget;
(b)	environmental, health and safety performance;
(c)	transactions completed;
(d)	succession planning;
(e)	expense control;
(f)	position specific performance factors; and
(g)	other exceptional or unexpected factors.

In consultation with the Compensation Committee, the following five 2008 performance objectives were established by Mr. Loughrey early in 2008 with each given the weighting as indicated:

•	2008 Budget - 40%;
•	Environmental, Health and Safety Performance - 20%;
•	Leadership - 20%;
•	Communications - 10%; and
•	Succession Planning - 10%.

In consultation with the Chief Executive Officer, the following 2008 performance objectives were established by the Named Executive Officers early in 2008 with each given the weighting as indicated:

Pamela L. Saxton

•     Finance Department Transition - 40%;

•     Financial Reporting & Audit - 20%;

•     Sarbanes-Oxley - 20%; and

•     Risk; Tax; Treasury; Budget, Operations and Corporate and Tax Planning - 20%.

Mark Wilson

•     Product sales/inventory - 40%;

•     Product mix - 30%; and

•     Price realization - 30%.

T. Derek Price

•     Financial Management- 20%;

•     Financial Reporting - 20%;

•     Internal Controls - 20%;

•     Tax - 10%;

•     Employee Development & Performance- 10%;

•     Communicating with Operating Sites - 10%; and

•     Audit Cost Management - 10%.

Kenneth Collison

•     Profitability - 20%;

•     Management - 20%;

•     Safety - 20%;

•     Regulatory and Compliance - 20%; and

•     Projects - 20%.

Dale Huffman • Legal Services - 40%; • Compliance - 10%; • Reporting - 10%; • Transactions - 10%; • Risk Management - 10%; • Communication - 10%; and • Operations Support - 10%.

With respect to the financial year ended December 31, 2008, bonuses were awarded to the Named Executive Officers as follows:

Name of Officer	Title of Officer	Bonus Amounts ($)
Kevin Loughrey	Chairman and Chief Executive Officer	950,000
Pamela L. Saxton (1)	Chief Financial Officer and Vice President, Finance	175,833
T. Derek Price	Former Vice President, Finance and Chief Financial Officer	365,262
Mark Wilson	Vice President, Sales and Marketing	378,000
Kenneth Collison	Chief Operating Officer	373,142
Dale Huffman	Vice President, General Counsel and Secretary	289,520
Total		2,531,757

(1)	Ms. Saxton joined the Corporation on August 4, 2008.

In December 2008, the Compensation Committee reviewed the Corporation’s performance, and on the basis of pre-tax income of $391.5 million, significantly in excess of the budgeted $329 million and taking into account individual and location performance, the bonus payments set out above were approved.

Other Compensation

Retention Arrangements

Retention arrangements for certain senior managers, including certain executive officers, were initiated by the predecessor company in 2004 in order to ensure that the Corporation retained experienced senior managers through 2012, at that time the end of the life of mine plan at the Thompson Creek Mine. While the amounts pursuant to the retention arrangements represent a small portion of annual compensation, the arrangement has played an important role in attracting and retaining management. During the financial year ended December 31, 2008, Messrs. Loughrey, Wilson and Huffman were entitled to the following amounts pursuant to the retention arrangements:

Name of Officer	Title of Officer	Amounts ($)
Kevin Loughrey	Chairman and Chief Executive Officer	192,295 (1)
Mark Wilson	Vice President, Sales and Marketing	97,997 (2)
Dale Huffman	Vice President, General Counsel and Secretary	79,627 (3)
Total		369,919

(1)

This amount includes the annual retention payment to which Mr. Loughrey was entitled pursuant to a retention and severance arrangement initiated in 2004. Pursuant to this arrangement, Mr. Loughrey is entitled to an annual retention payment of 37.5% of his base salary, which vests quarterly. 40% of this payment is paid annually on September 30th and the remaining 60% is paid on the earlier of retirement/termination and June 30, 2012.

(2)

This amount represents the annual retention payment to which Mr. Wilson was entitled pursuant to a retention and severance arrangement initiated in 2004. Pursuant to this arrangement, Mr. Wilson is entitled to an annual retention payment of 37.5% of his base salary, which vests quarterly. 40% of this payment is paid annually on September 30th and the remaining 60% is paid on the earlier of retirement/termination and June 30, 2012.

(3)

This amount represents the annual retention payment to which Mr. Huffman was entitled pursuant to a retention and severance arrangement initiated in 2004. Pursuant to this arrangement, Mr. Huffman is entitled to an annual retention payment of 37.5% of his base salary, which vests quarterly. 40% of this payment is paid annually on September 30th and the remaining 60% is paid on the earlier of retirement/termination and June 30, 2012.

Perquisites

In 2008, Mr. Collison received $37,550 for a housing allowance and $11,890 for travel costs and a car allowance. Mr. Collison’s primary residence is in Juneau, Alaska. Mr. Collison has worked primarily out of the Corporation’s Vancouver office. These payments were part of the contractual arrangements agreed to when Mr. Collison joined the Corporation.

Long-Term Incentives

It is the compensation philosophy of the Corporation to provide a market-based blend of base salaries, bonuses and a long-term equity incentive component in the form of options. Base salaries have been at the 50 to 75% quartiles with a greater emphasis placed on bonuses and options. The Corporation believes that the bonus and option components serve to further align the interests of management with the interests of the Corporation’s shareholders.

Options

During the financial year ended December 31, 2008, the Board, on the recommendation of the Compensation Committee, after considering market trends and the number of stock options currently held by each executive officer, granted stock options to the Named Executive Officers as follows:

Name of Officer	Title of Officer	Number of Options (4)
Kevin Loughrey	Chairman and Chief Executive Officer	675,000 (1)
Pamela L. Saxton	Chief Financial Officer and Vice President, Finance	200,000 (2)
T. Derek Price	Former Vice President, Finance and Chief Financial Officer	250,000
Mark Wilson	Vice President, Sales and Marketing	220,000 (3)
Kenneth Collison	Chief Operating Officer	225,000
Dale Huffman	Vice President, General Counsel and Secretary	125,000
Total		1,695,000

(1)	With respect to 200,000 of these options, one-third vested on May 8, 2008, one-third will vest on May 8, 2009 and one-third will vest on May 8, 2010.
(2)	These stock options vested as to one-third on August 7, 2008, and will vest as to one-third on August 7, 2009 and as to one-third on August 7, 2010.
(3)	With respect to 50,000 of these options, one-third vested on May 8, 2008, one-third will vest on May 8, 2009 and one-third will vest on May 8, 2010.
(4)	Unless otherwise noted, options have vested.

Overview of How Compensation Program Fits with Compensation Goals

Attract, Award and Retain Key Management

The compensation package meets the goal of attracting, retaining and rewarding key management in a highly competitive mining environment through the following elements:

•	A competitive cash compensation program, consisting of base salary and bonus opportunity, which is generally above similar opportunities.
•	Providing an opportunity to participate in the Corporation’s growth through options.

Alignment of Interest of Management with Interest of the Corporation’s Shareholders

The compensation package meets the goal of aligning the interest of management with the interest of the Corporation’s shareholders through the following elements:

•	Through the grant of stock options, if the price of the Corporation shares increases over time, both executives and shareholders will benefit.
•

By providing a two-year vesting on stock option awards over 25,000, management has an interest in increasing the price of the Corporation’s shares over time, rather than focusing on short-term increases.

Performance Graph

The following graph compares the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2003 against the cumulative total shareholder return of the S&P/TSX Composite Index (the S&P/TSXV Composite Index from December 31, 2003 to December 31, 2004) and the S&P/TSX Composite Index - Materials for the five most recently completed financial years of the Corporation, assuming the reinvestment of all dividends. The Common Shares were halted from trading on the TSX Venture Exchange on November 18, 2004 and commenced trading on the TSX on October 17, 2005.

	2003	2004	2005	2006	2007	2008
Thompson Creek Metals Company Inc.	$100.00	$46.15	$179.49	$2,530.77	$4,353.85	$1,256.41
S&P/TSX Composite Index	$100.00	$114.48	$142.10	$166.63	$183.01	$122.61
S&P/TSX Composite Index - Materials	$100.00	$106.66	$123.00	$171.97	$224.01	$164.69

From 2003 to 2005, the Corporation was involved in another non-mining business and this period is not relevant to current compensation practices. From May 2005 until October 2006, the Corporation was in a development stage and was transformed into a significant molybdenum producing company with the acquisition of the privately owned Thompson Creek Metals Company USA (“Thompson Creek USA”) on

October 26, 2006. A number of executive officers of Thompson Creek USA continued with the Corporation following the acquisition, including Messrs. Loughrey, Wilson and Huffman. With this transition, salary levels were reviewed and adjusted in the case of the Corporation’s existing officers, to reflect the size and profitability of the Corporation and in the case of the continuing officers of Thompson Creek USA, in recognition that they were officers of a publicly traded company.

Through 2007 and 2008, as the Corporation successfully implemented its growth strategy; the molybdenum price remained strong, the production levels grew and the market price of the Corporation’s shares increased dramatically. This trend continued until the third and fourth quarters of 2008 when world economic conditions resulted in a rapid decline in the molybdenum price and in the Corporation’s share price. The increase in compensation in 2007 and early 2008 reflected the growth and profitability of the Corporation and its success in transitioning from a junior development company to a major producing company. Base salary adjustments were approved in March 2008 and the 2008 Performance Bonus and the performance goals were established in early 2008 at a time when market conditions were very promising and the share price was increasing. The awards made in 2008 reflect the achievement of those goals and the financial and operating performance of the Corporation in 2008, largely achieved prior to the market decline in the fourth quarter.

Incentive stock options were granted in May and August of 2008 when the share price was at historic highs. This timing and the volatility of the share price has resulted in a very high Grant Date Fair Value for stock options that is reflected in the Summary Compensation Table on page 14. These high award values and the total compensation numbers in the table reflect compensation calculated by using, in part, the Grant Date Fair Value of the stock options, as opposed to actual cash amounts paid to or received by the Named Executive Officers; they do not reflect the fact that the options, granted in 2008, are exercisable at prices ranging from C$23.10 to C$16.19 nor that no executive officer has exercised nor realized any money on options granted in 2008 and all of options are significantly out of the money.

Summary Compensation Table

The following table provides the information for the financial year ended December 31, 2008 regarding compensation earned by each of the following executive officers of the Corporation: (a) the Chief Executive Officer, (b) the current Chief Financial Officer, (c) the former Chief Financial Officer; and (d) the other three most highly compensated “executive officers” during the financial year ended December 31, 2008 (the “Named Executive Officers”).

Financial Year Ended December 31, 2008

Name and principal position	Salary ($)	Share-based awards ($)	Option- based awards ($) See Notes (2) and (3)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($) (5)	Total compensation ($)
				Annual incentive plans See Note (4)	Long-term incentive plans
Kevin Loughrey, Chairman and Chief Executive Officer	525,000	N/A	2,002,000 (200,000 x $10.01)	950,000	N/A	17,366	192,295 (6)	3,686,661
Pamela L. Saxton, Chief Financial Officer and Vice President, Finance	100,962 (7)	N/A	1,398,000 (200,000 x $6.99)	175,833	N/A	11,500	419 (8)	1,686,714
T. Derek Price, Former Vice President, Finance and Chief Financial Officer	261,514	N/A	Nil	365,262	N/A	N/A	705,829 (9)	1,314,922
Mark Wilson Vice President, Sales and Marketing	270,000	N/A	500,500 (50,000x $10.01)	378,000	N/A	12,981	97,997 (10)	1,259,478
Kenneth Collison, Chief Operating Officer	267,842	N/A	250,250 (25,000x $10.01)	373,142	N/A	N/A	52,162 (11)	943,396
Dale Huffman, Vice President, General Counsel and Secretary	220,000	N/A	250,250 (25,000x $10.01)	289,520	N/A	12,152	79,627 (12)	851,469

(1)

All dollar amounts are expressed in United States dollars and, in the case of Mr. Price and Mr. Collison, have been converted from Canadian dollars at an exchange rate of C$1.00=US$0.8166. Messrs. Loughrey, Wilson and Huffman and Ms. Saxton were paid in United States dollars.

(2)

Incentive stock options were granted in May and August of 2008 when the share price was at historic highs. This timing and the volatility of the share price has resulted in a very high Grant Date Fair Value for stock options. The Grant Date Fair Value was $10.01 on the May 8, 2008 grant date and $6.99 on the August 7, 2008 grant date. These high award values and the total compensation numbers in the table reflect compensation calculated by using, in part, the Grant Date Fair Value of the stock options, as opposed to actual cash amounts paid to or received by the Named Executive Officers; they do not reflect the fact that the options, granted in 2008, are exercisable at prices ranging from C$23.10 to C$16.19 nor that no executive officer has exercised or realized any money on options granted in 2008 and all of these options are significantly out of the money. (See “Outstanding Share–Based Awards and Option-Based Awards” table on page 16.)

(3)

In determining the option-based awards, the Corporation used the fair value determined in accordance with Section 3870 of the CICA Handbook as the Grant Date Fair Value. Under this method, the fair value of stock options at grant date is estimated using the Black-Scholes option pricing model.

(4)

In December, the Compensation Committee reviewed the Corporation’s performance and, on the basis of pre-tax income of $391.5 million, excluding the non-cash goodwill impairment, significantly in excess of the budgeted $329 million and taking into account individual and location performance, these bonus payments set out above were approved.

(5)

Except as otherwise disclosed, the aggregate value of other annual compensation and perquisites for each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the Named Executive Officer’s total salary.

(6)

This amount includes the annual retention payment to which Mr. Loughrey was entitled pursuant to a retention and severance arrangement dated October 2004. Pursuant to this arrangement, Mr. Loughrey is entitled to an annual retention payment of 37.5% of his base salary, which vests quarterly commencing in the 4th quarter of 2007. 40% of this payment is paid annually on September 30th and the remaining 60% is paid on the earlier of retirement/termination and June 30, 2012. Also includes $2,451 personal insurance premiums paid by the Corporation.

(7)	This amount represents salary paid by the Corporation from August 4, 2008 when Ms. Saxton joined the Corporation.
(8)	Represents personal insurance premiums paid by the Corporation.
(9)

Includes the following payments relating to the termination of Mr. Price’s employment effective December 31, 2008 due to the relocation of the Corporation’s finance department from Vancouver to Denver: (i) severance of $514,454, representing two years’ salary paid pursuant to Mr. Price’s employment agreement; (ii) a completion payment of $128,613 equal to 50% of his salary; and (iii) a quarterly retention payment totaling $37,512, representing 25% of his quarterly salary commencing on June 2, 2008. Pursuant to Mr. Price’s employment agreement, the Corporation will pay for his health and medical benefits for 24 months in the amount of $14,185 and will pay $3,498 to Mr. Price in lieu of contributing to the cost of long-term disability coverage. Also includes $825 personal insurance premiums paid by the Corporation.

(10)

This amount represents the annual retention payment to which Mr. Wilson was entitled pursuant to a retention and severance arrangement dated August 2005. Pursuant to this arrangement, Mr. Wilson is entitled to an annual retention payment of 37.5% of his base salary, which vests quarterly. 40% of this payment is paid annually on September 30th and the remaining 60% is paid on the earlier of retirement/termination and June 30, 2012. Also includes $497 personal insurance premiums paid by the Corporation.

(11)	This amount represents $11,890 for travel costs and $37,550 for a housing allowance. Also includes $1,149 personal insurance premiums paid by the Corporation.
(12)

This amount represents the annual retention payment to which Mr. Huffman was entitled pursuant to a retention and severance arrangement dated November 2006. Pursuant to this arrangement, Mr. Huffman is entitled to an annual retention payment of 37.5% of his base salary, which vests quarterly. 40% of this payment is paid annually on September 30th and the remaining 60% is paid on the earlier of retirement/termination and June 30, 2012. Also includes $877 personal insurance premiums paid by the Corporation.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2008.

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Kevin Loughrey	200,000 250,000 225,000	C$23.10 C$8.29 C$7.24	May 8, 2013 December 1, 2011 November 9, 2011	Nil	N/A	N/A
Pamela L. Saxton	200,000	C$16.19	August 7, 2013	Nil	N/A	N/A
T. Derek Price	250,000	C$7.42	November 9, 2011	Nil	N/A	N/A
Mark Wilson	50,000 170,000	C$23.10 C$7.24	May 8, 2013 November 9, 2011
Kenneth Collison	25,000 200,000	C$23.10 C$7.42	May 8, 2013 November 9, 2011	Nil	N/A	N/A
Dale Huffman	25,000 100,000	C$23.10 C$7.42	May 8, 2013 November 9, 2011	Nil	N/A	N/A

The following table provides information regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the financial year ended December 31, 2008.

Value Vested or Earned During the Financial Year Ended December 31, 2008

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Kevin Loughrey	Nil	N/A	950,000
Pamela L. Saxton	Nil	N/A	175,833
T. Derek Price	Nil (1)	N/A	365,262
Mark Wilson	Nil (2)	N/A	378,000
Kenneth Collison	Nil	N/A	373,142
Dale Huffman	Nil	N/A	289,520

(1)

On January 15, 2008, Mr. Price exercised stock options to acquire 95,000 Common Shares at an exercise price of C$0.60 to realize C$1,490,550 or US$1,217,183, based on the January 15, 2008 closing price of the Common Shares of C$16.29.

(2)

On May 16, 2008, Mr. Wilson exercised stock options to acquire 20,000 Common Shares at an exercise price of C$7.42 to realize C$321,400 or US$262,455, based on the May 16, 2008 closing price of the Common Shares of C$23.49.

Defined Contribution Plan

Messrs. Loughrey, Wilson and Huffman and Ms. Saxton participate in the Thompson Creek Metals Company Thrift Plan, a qualified retirement plan (the “401(k) Plan”). The 401(k) Plan is subject to United States federal laws, such as the Employee Retirement Income Security Act (ERISA), the Internal Revenue Code, and other federal and state laws that may affect the participant’s rights. The provisions of the plan are subject to revision due to changes in laws or due to pronouncements by the Internal Revenue Service or Department of Labor.

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value at year end ($)
Kevin Loughrey	306,565	Employer: 17,366 Dividends: 4,752 Change in Value: (63,164)	Employee: 20,500 Dividends: 6,029 Change in Value: (81,137)	210,911
Pamela L. Saxton	Nil	Employer: 11,500 Dividends: 249 Change in Value: (601)	Employee: 13,861 Dividends: 291 Change in Value: (598)	24,701
T. Derek Price	N/A	N/A	N/A	N/A
Mark Wilson	92,044	Employer: 12,981 Dividends: 1,836 Change in Value: (13,947)	Employee: 20,500 Dividends: 3,814 Change in Value: (31,757)	85,470
Kenneth Collison	N/A	N/A	N/A	N/A
Dale Huffman	46,436	Employer: 12,152 Dividends: 63 Change in Value: (7,611)	Employee: 20,500 Dividends: 160 Change in Value: (23,507)	48,194

(1)	Ms. Saxton joined the 401(k) Plan on August 6, 2008.

The Named Executive Officers voluntarily participate in the 401(k) Plan, and can make deferrals from their total compensation defined as wages, salaries, fees for professional services and other amounts received for personal services actually rendered in the course of employment (without regard to whether or not such amounts are paid in cash) to the extent that the amounts are includable in gross income. Such amounts include, but are not limited to, commissions, compensation for services on the basis of a percentage of profits, tips, bonuses, fringe benefits, and reimbursements or other expense allowances under a non-accountable plan (as described in Treas. Reg. §1.62-2(c)). The maximum compensation for 2008 was $230,000. The Named Executive Officers may elect to have their deferrals go to a pre-tax account or a Roth after-tax account. If the pre-tax option is selected, the participant’s deferral amount, and any earnings on that amount, will not be subject to income tax until it is actually distributed to the participant. If the Roth 401(k) deferral is made, the participants must pay current income tax on the deferral contribution. With the Roth after-tax option, the participant’s deferrals are subject to federal income taxes in the year of the deferral, and in most cases, the earnings on the deferrals are not subject to federal income taxes when distributed to the participant. Each participant’s total deferrals in any taxable year may not exceed a dollar limit that is set by law. The limit for 2008 was $15,500.

The 401(k) Plan is referred to as a safe harbor 401(k) plan. In order to maintain “safe harbor” status, the Corporation will deposit the total amount of the participant’s salary deferrals each plan year. In addition, the Corporation makes a safe harbor matching contribution equal to 100% of the participant’s salary deferrals that do not exceed 5% of the participant’s compensation. The safe harbor matching contribution is fully vested and is referred to as an enhanced matching contribution. If any participant is age 50 or older, the participant may elect to defer an additional amount called “catch-up contribution”. The maximum catch-up contribution for 2008 was $5,000. Participants may direct the investment of their accounts by selecting from a number of diversified investment options. The amount of the participant’s benefits in the 401(k) Plan depends in part upon their choice of investments. Gains as well as losses can occur. There are no guarantees of performance. The Corporation, the administrator and the trustee will not provide investment advice or guarantee the performance of any investment the participant chooses.

Distributions from the participant’s accounts are permitted in the following circumstances: (i) upon attainment of age 59½; (ii) if the participant incurs a proven financial hardship; (iii) upon becoming disabled under the 401(k) Plan for more than 12 months; and (iv) upon attainment of the 401(k) Plan’s normal retirement age, which is age 65.

Termination and Change of Control Benefits

The Corporation has entered into employment agreements with each of Kevin Loughrey, Pamela L. Saxton, Mark Wilson, Kenneth Collison and Dale Huffman. Previously, the Corporation had entered into an employment agreement with T. Derek Price.

These agreements provide the following definitions of Change of Control and Triggering Events:

“Change of Control”

A “Change of Control” is generally defined in the employment agreements as (a) less than 50% of the Board being composed of (i) directors of the Corporation at the time the respective agreement was entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the respective agreement was entered into; (b) the acquisition by any person or persons acting jointly or in concert of 30% or more of the issued and outstanding Common Shares; (c) the sale by the Corporation of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year; or (d) the Corporation becoming insolvent or the like.

“Triggering Events”

“Triggering Events” include (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites or financial entitlements; (b) a material diminution of title; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body; (d) a material change in the hours during or location at which the officer is regularly required to carry out the terms of his or her employment; or (e) a material increase in the amount of travel the officer is required to conduct on behalf of the Corporation.

Kevin Loughrey

Mr. Loughrey’s employment agreement provides for a severance payment of 36 months’ base salary, to be paid if there is a Change of Control and (i) within 120 days of such Change of Control, Mr. Loughrey elects to terminate his employment, or (ii) within 12 months of such Change of Control, the Corporation gives notice of its intention to terminate his employment for any reason other than just cause, or a Triggering Events occurs and he elects to terminate his employment. Options that would vest over the 36 months will vest immediately and be exercisable until the earlier of the original expiry date and 36 months following his termination. Should Mr. Loughrey’s employment be terminated without cause, his employment agreement provides for a severance payment of 24 months’ base salary. Options that would vest over the 24 months will vest immediately and be exercisable until the earlier of the original expiry date and 24 months following his termination. Mr. Loughrey would also be entitled to continuation of medical, health and insurance benefits during the 36/24 month period.

Under a retention and severance arrangement initiated in 2004, Mr. Loughrey is entitled to severance, in addition to the above, of four weeks of salary per year of service in the event that his services are terminated or he retires at age 62 or later. Under this arrangement, Mr. Loughrey also earns an annual retention payment of 37.5% of his base salary, which vests quarterly. 40% of this payment is paid annually on September 30th and the remaining 60% is paid on the earlier of retirement/termination and June 30, 2012.

Pamela L. Saxton

Ms. Saxton’s employment agreement provides for a severance payment of 36 months’ base salary, to be paid if there is a Change of Control and (i) within 120 days of such Change of Control, Ms. Saxton elects to terminate her employment, or (ii) within 12 months of such Change of Control, the Corporation gives notice of its intention to terminate her employment for any reason other than just cause, or a Triggering Event occurs and she elects to terminate her employment. Options that would vest over the 36 months will vest immediately and be exercisable until the earlier of the original expiry date and 36 months following her termination.

Should Ms. Saxton’s employment be terminated without cause, her employment agreement provides for a severance payment of 12 months’ base salary. Options that would vest over the 12 months will vest immediately and be exercisable until the earlier of the original expiry date and 12 months following her termination. Ms. Saxton would also be entitled to continuation of medical, health and insurance benefits during the 36/12 month period.

Mark Wilson

Mr. Wilson’s employment agreement provides for a severance payment of 36 months’ base salary, to be paid if there is a Change of Control and (i) within 120 days of such Change of Control, Mr. Wilson elects to terminate his employment, or (ii) within 12 months of such Change of Control, the Corporation gives notice of its intention to terminate his employment for any reason other than just cause, or a Triggering Event occurs and he elects to terminate his employment. Options that would vest over the 36 months will vest immediately and be exercisable to the earlier of the original expiry date and 36 months following his termination. Should Mr. Wilson’s employment be terminated without cause, his employment agreement provides for a severance payment of 24 months’ base salary. Options that would vest over the 24 months will vest immediately and be exercisable until the earlier of the original expiry date and 24 months following his termination. Mr. Wilson would also be entitled to continuation of medical, health and insurance benefits during the 36/24 month period.

Under a retention and severance arrangement initiated in 2004, Mr. Wilson is entitled to severance, in addition to the above, of four weeks of salary per year of service in the event that his services are terminated or he retires at age 62 or later. Under this arrangement, Mr. Wilson also earns an annual retention payment of 37.5% of his base salary, which vests quarterly. 40% of this payment is paid annually on September 30th and the remaining 60% is paid on the earlier of June 30, 2012 or the date of retirement/termination of employment without cause.

Kenneth Collison

Mr. Collison’s employment agreement provides for a severance payment of 36 months’ base salary, to be paid if there is a Change of Control and (i) within 120 days of such Change of Control, Mr. Collison elects to terminate his employment, or (ii) within 12 months of such Change of Control, the Corporation gives notice of its intention to terminate his employment for any reason other than just cause, or a Triggering Event occurs and he elects to terminate his employment. Options that would vest over the 36 months will vest immediately and be exercisable to the earlier of the original expiry date and 36 months following his termination.

Should Mr. Collison’s employment be terminated without cause, his employment agreement provides for a severance payment of 24 months’ base salary. Options that would vest over the 24 months will vest immediately and be exercisable until the earlier of the original expiry date and 24 months following his termination. Mr. Collison would also be entitled to continuation of medical, health and insurance benefits during the 36/24 month period.

Dale Huffman

Mr. Huffman’s employment agreement provides for a severance payment of 36 months’ base salary, to be paid if there is a Change of Control and (i) within 120 days of such Change of Control, Mr. Huffman elects to terminate his employment, or (ii) within 12 months of such Change of Control, the Corporation gives notice of its intention to terminate his employment for any reason other than just cause, or a Triggering Event occurs and he elects to terminate his employment. Options that would vest over the 36 months will vest immediately and be exercisable until the earlier of the original expiry date and 36 months following his termination. Should Mr. Huffman’s employment be terminated without cause, his employment agreement provides for a severance payment, in addition to the above, of 24 months’ base salary. Options that would vest over the 24 months will vest immediately and be exercisable until the earlier of the original expiry date and 24 months following his termination. Mr. Huffman would also be entitled to continuation of medical, health and insurance benefits during the 36/24 month period.

Under a retention and severance arrangement initiated in 2004, Mr. Huffman is entitled to severance, in addition to the above, of four weeks of salary per year of service in the event that his services are terminated or he retires at age 62 or later. Under this arrangement, Mr. Huffman also earns an annual retention payment of 37.5% of his base salary, which vests quarterly. 40% of this payment is paid annually on September 30th and the remaining 60% is paid on the earlier of June 30, 2012 or the date of retirement/termination of employment without cause.

Estimated Incremental Payments on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Corporation to each of the Named Executive Officers on a Change of Control (with termination of employment either by the Corporation or the Named Executive Officer) or on termination without cause, assuming a Triggering Event occurred on December 31, 2008.

Name	Severance Period (# of months) Change of Control/ Termination Without Cause	Base Salary ($)	Bonus Target Value ($)	Benefits Uplift ($)	Total Maximum Incremental Payment ($)
Kevin Loughrey	36/24	525,000	N/A	53,630/35,750	1,628,630
Pamela L. Saxton	36/12	275,000	N/A	52,720/17,570	877,720
Mark Wilson	36/24	270,000	N/A	50,670/33,780	860,670
Kenneth Collison	36/24	267,842	N/A	24,780/15,520	828,306
Dale Huffman	36/24	220,000	N/A	52,970/35,310	712,970
Totals			N/A	234,770/137,930	4,908,296

Other than as described above, the Corporation and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Corporation or any of its subsidiaries, from a change of control of the Corporation or any of its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Director Compensation Table

The Board meets annually to review the adequacy and form of directors’ compensation. Each non-executive director of the Corporation receives (i) an annual retainer fee of C$40,000, paid C$10,000 quarterly in arrears, (ii) meeting fees of C$1,000 per Board or committee of the Board meeting attended, and (iii) reimbursement from the Corporation for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings. In the event that any director of the Corporation only serves as such for part of a year, they receive such compensation pro rata. Effective January 1, 2008, the meeting fee was increased from C$1,000 to C$1,500 per Board or committee of the Board meeting attended.

The Chair of the Audit Committee (currently, Denis C. Arsenault) receives an additional retainer of C$10,000 per year. The Chair of the Compensation and Governance Committee (currently, Timothy J. Haddon) and the Chair of the Environment, Health and Safety Committee (currently, Thomas J. O’Neil) each receive an additional retainer of C$5,000 per year. Mr. Timothy J. Haddon, as Lead Director, receives an additional retainer of C$20,000 per year and was granted 100,000 stock options as compensation for this role in December 2007.

The following table provides information regarding compensation paid to the Corporation’s non-management directors during the financial year ended December 31, 2008.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards See Note 2 ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Ian J. McDonald	48,729	N/A	1,001,000 (100,000 x $10.01)	N/A	Nil	1,049,729
Timothy J. Haddon	80,525	N/A	1,001,000 (100,000 x $10.01)	N/A	Nil	1,081,525
Denis C. Arsenault	73,583	N/A	1,001,000 (100,000 x $10.01)	N/A	Nil	1,074,583
James L. Freer (5)	22,063	N/A	1,572,750 (225,000 x $6.99)	N/A	Nil	1,594,813
James P. Geyer	61,380	N/A	1,001,000 (100,000 x $10,01)	N/A	Nil	1,062,380
Kerry J. Knoll	55,757	N/A	1,001,000 (100,000 x $10.01)	N/A	Nil	1,056,757
Thomas J. O’Neil	56,226	N/A	1,001,000 (100,000 x $10.01)	N/A	Nil	1,057,226
TOTALS	398,263	N/A	7,578,750	N/A	Nil	7,977,013

(1)

All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of $0.9371, the average noon exchange rate quoted by the Bank of Canada for 2008.

(2)

Incentive stock options were granted in May and August of 2008 when the share price was at historic highs. This timing and the volatility of the share price has resulted in a very high Grant Date Fair Value for stock options. The Grant Date Fair Value was $10.01 on the May 8, 2008 grant date and $6.99 on the August 7, 2008 grant date. These high award values and the total compensation numbers in the table reflect compensation calculated by using, in part, the Grant Date Fair Value of the stock options, as opposed to actual cash amounts paid to or received by the non-management directors; they do not reflect the fact that the options, granted in 2008, are exercisable at prices ranging from C$23.10 to C$16.19 nor that no non-management director has exercised or realized any money on options granted in 2008 and all of these options are significantly out of the money.

(3)

In determining the option-based awards, the Corporation used the fair value determined in accordance with Section 3870 of the CICA Handbook as the Grant Date Fair Value. Under this method, the fair value of stock options at grant date is estimated using the Black-Scholes option pricing model.

(4)	Mr. Loughrey does not receive fees as a director. His compensation is included in the Summary Compensation Table on page 14.
(5)	Mr. Freer joined the Board on August 7, 2008.

The table below breaks down the directors’ fees earned for the financial year ended December 31, 2008.

	Board Annual Retainer $	Audit Committee Chair Retainer $	Compensation Committee Chair Retainer $	Environment Health and Safety Committee Chair $	Lead Director Retainer $	Aggregate Board Attendance Fee $	Aggregate Committee Attendance Fee $	Total Fees $
Name
Ian J. McDonald	37,484	-	-	-	-	11,245	-	48,729
Timothy J. Haddon(3) (4)	37,484	-	1,880	-	18,742	11,245	9,840	80,525
Denis C. Arsenault(3)	37,484	9,371	2,832	-	-	11,245	12,651	73,583
James L. Freer (4)	15,035	-	-	-	-	5,623	1,406	22,063
James P. Geyer	37,484	-	-	-	-	11,245	12,651	61,380
Kerry J. Knoll	37,484	-	-	-	-	11,245	7,028	55,757
Thomas J. O’Neil	37,484	-	-	4,686	-	11,245	2,811	56,226
Totals								398,263

(1)

All dollar amounts are expressed in United States dollars and have been converted from Canadian dollars at an exchange rate of $0.9371, the average noon exchange rate quoted by the Bank of Canada for 2008.

(2)	Mr. Loughrey does not receive compensation as a director.
(3)	Mr. Arsenault served as Chairman of the Compensation Committee until August 7, 2008 and Mr. Haddon was appointed Chairman of the Compensation Committee on August 7, 2008.
(4)	Mr. Freer joined the Board and was appointed to the Audit Committee on August 7, 2008, replacing Mr. Haddon as a member of the Audit Committee.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding as of December 31, 2008.

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Ian J. McDonald	100,000 475,000	C$23.10 C$7.24	May 8, 2013 November 9, 2011	Nil	N/A	N/A
Timothy J. Haddon	100,000 100.000 225,000	C$23.10 C$20.61 C$17.33	May 8, 2013 December 6,2012 May 10, 2012	Nil	N/A	N/A
Denis C. Arsenault	100,000 225,000	C$23.10 C$7.24	May 8, 2013 November 9, 2011	Nil	N/A	N/A
James L. Freer	225,000	C$16.19	August 7, 2013	Nil	N/A	N/A
James P. Geyer	100,000 205,000	C$23.10 C$17.33	May 8, 2013 May 10, 2012	Nil	N/A	N/A
Kerry J. Knoll	100,000 225,000	C$23.10 C$7.24	May 8, 2013 November 9, 2011	Nil	N/A	N/A
Thomas J. O’Neil	100,000 225,000	C$23.10 C$20.61	May 8, 2013 December 6, 2012	Nil	N/A	N/A

Other Arrangements

None of the directors of the Corporation were compensated in their capacity as a director by the Corporation during the financial year ended December 31, 2008 pursuant to any other arrangement or in lieu of any standard compensation arrangement. The Corporation does not have an incentive plan for non-management directors.

Compensation for Services

None of the directors of the Corporation were compensated for services as consultants or experts during the financial year ended December 31, 2008.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-management director for the financial year ended December 31, 2008.

Value Vested or Earned During the Financial Year Ended December 31, 2008

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ian J. McDonald	Nil	N/A	N/A
Timothy J. Haddon	Nil	N/A	N/A
Denis C. Arsenault	Nil	N/A	N/A
James L. Freer	Nil	N/A	N/A
James P. Geyer	Nil	N/A	N/A
Kerry J. Knoll	Nil	N/A	N/A
Thomas J. O’Neil	Nil	N/A	N/A

Directors’ and Officers’ Liability Insurance

The Corporation has purchased, for the benefit of the Corporation, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Corporation or its subsidiaries.

The following are particulars of such insurance for the financial year ended December 31, 2008:

(a)	the total amount of insurance was $35 million;
(b)	the annual premium was $598,000. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and
(c)	the policy provides for deductibles as follows:
(i)	with respect to the directors and officers there is no deductible applicable; and
(ii)	with respect to reimbursement of the Corporation there is a deductible per claim of $500,000 for securities law claims and $250,000 for all other claims.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Corporation are authorized for issuance as of the financial year ended December 31, 2008.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by securityholders	8,788,000	C$12.51	96,815
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	8,788,000	C$12.51	96,815

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options.
(2)

Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Stock Option Plan of 10% of the number of issued and outstanding Common Shares at May 10, 2007 of 111,749,158.

Stock Option Plan

A copy of the Stock Option Plan, as amended and restated effective May 10, 2007, is available under the Corporation’s profile on SEDAR at www.sedar.com.

The Stock Option Plan is designed to provide a long-term incentive to eligible participants, comprised of employees, officers, directors and consultants. The aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan was set at 11,174,915, 10% of the number of issued and outstanding Common Shares on May 10, 2007. Options to purchase an aggregate of 8,788,000 Common Shares, representing approximately 7.2% of the issued and outstanding Common Shares as of March 27, 2009, are currently outstanding under the Stock Option Plan and 776,000 Common Shares were issued during the year ended December 31, 2008 upon exercise of options granted under the Stock Option Plan. As of March 27, 2009, options to purchase an aggregate of 96,815 Common Shares, representing approximately 0.08% of the issued and outstanding Common Shares, remain available for issuance under the Stock Option Plan. Any options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan.

Subject to regulatory approval, the Board may from time to time amend or revise the terms of the Stock Option Plan or may discontinue the Stock Option Plan at any time provided that the Board obtains the consent of the optionee if the rights of the optionee shall be adversely affected by the amendment.

Under the current terms of the Stock Option Plan, options granted under the Stock Option Plan have an exercise price of no less than the Market Price as defined by the TSX on the day on which the option is granted and are exercisable for a period not to exceed five years. The vesting of stock options is at the discretion of the Board. Options granted under the Stock Option Plan are not transferable or assignable and terminate: (i) 90 days following the date of termination of the optionee’s employment or upon ceasing to be a director and/or officer of the Corporation for any cause other than by retirement, permanent disability or death, subject to the discretion of the Board to extend the date of termination of options; (ii) within a period of one year following the death of an optionee; or (iii) within a period of three months following the termination of the optionee’s employment by permanent disability or retirement. The Stock Option Plan does not provide for the granting of stock appreciation rights. The number of shares subject to an option under the Stock Option Plan shall be determined by the Stock Option Plan administrator, but no optionee shall be granted an option, which, when aggregated with any other options or Common Shares allotted to the optionee under the plan, exceeds 5% of the issued and outstanding Common Shares in any 12 month period on a non-diluted basis. The aggregate number of options granted to all insiders shall not exceed 10% of the issued and outstanding Common Shares in any 12 month period on a non-diluted basis. The aggregate number of options granted to all persons, including employees providing investor relations activities to the Corporation, shall not exceed 2% of the issued and outstanding Common Shares in any 12 month period on a non-diluted basis.

Corporate Governance Practices

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Corporation and the Board recognize the importance of corporate governance to the effective management of the Corporation and to the protection of its employees and shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces. The directors are kept informed of the Corporation’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Corporation’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Corporation continues to monitor developments with a view to further revising its governance policies and practices, as appropriate.

A comparison of the Corporation’s corporate governance practices against the New York Stock Exchange listing standards can be found on the Corporation’s website at www.thompsoncreekmetals.com.

The following is a description of the Corporation’s corporate governance practices which has been prepared by the Board, with the assistance of the Compensation and Governance Committee.

Board of Directors

Independence of the Board

Six of the eight members of the Board are independent within the meaning of the Governance Guidelines  and hold regularly scheduled meetings. Each of Denis C. Arsenault, James L. Freer, James P. Geyer, Timothy J. Haddon, Kerry J. Knoll and Thomas J. O’Neil are independent. Kevin Loughrey is not independent as he is an officer of the Corporation and Ian J. McDonald is not independent as he is a former officer of the Corporation.

To facilitate the functioning of the Board independently of management, the following structures and processes are in place:

●	there are no members of management on the Board, other than the Chairman and Chief Executive Officer of the Corporation;

●

when appropriate, members of management, including the Chairman and Chief Executive Officer and Vice Chairman, are not present for the discussion and determination of certain matters at meetings of the Board;

●	under the articles of the Corporation, any two directors may call a meeting of the Board;

●	the Chairman and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation and Governance Committee at least once a year; and

●	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.

Lead Director

The Chairman and Chief Executive Officer (Mr. Loughrey) and the Vice Chairman of the Board (Mr. McDonald) are not independent directors. The Chairman, or in his absence, the Vice Chairman of the Board, chairs the meetings of the Board and shareholder meetings. On December 6, 2007, a Lead Director was appointed (Mr. Haddon) to assist the Chairman and the Vice Chairman in managing the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Lead Director’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Lead Director also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Corporation’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Corporation faces from time to time. During the financial year ended December 31, 2008, the Board met eight times, the Audit Committee met four times, the Compensation Committee met five times, and the Environment, Health and Safety Committee met twice. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2008.

Meetings Attended out of Meetings Held
	Board	Audit Committee	Compensation Committee	Environment, Health and Safety Committee
Kevin Loughrey	8 out of 8	n/a	n/a	n/a
Ian J. McDonald	8 out of 8	n/a	n/a	n/a
Timothy J. Haddon(1)	8 out of 8	3 out of 3	2 out of 2	2 out of 2
Denis C. Arsenault	8 out of 8	4 out of 4	5 out of 5	n/a
James L. Freer(2)	4 out of 4	1 out of 1	n/a	n/a
James P. Geyer(3)	8 out of 8	4 out of 4	3 out of 3	2 out of 2
Kerry J. Knoll	8 out of 8	n/a	5 out of 5	n/a
Thomas J. O’Neil	8 out of 8	n/a	n/a	2 out of 2

(1)	Mr. Haddon stepped down from the Audit Committee and was appointed to the Compensation Committee on August 7, 2008.
(2)	Mr. Freer was appointed to the Board and the Audit Committee on August 7, 2008.
(3)	Mr. Geyer stepped down from the Compensation Committee on August 7, 2008.

The Board’s policy is to hold in-camera meetings at the end of each Board or committee of the Board meeting.

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by the Corporation’s directors in other public companies. No director of the Corporation serves on the board of any other public company with any other director of the Corporation.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
Kevin Loughrey	None	None
Ian J. McDonald	None	None
Timothy J. Haddon	Anatolia Minerals Development Limited (since September 1998)	Audit Committee Environmental, Health and Safety Committee
Denis C. Arsenault

Alliance Grain Traders Income Fund (formerly Agtech Income Fund) (since November 2004)

Metals Creek Resources Corp. (formerly The Endurance Fund Corporation) (since June 2004)

Rockcliff Resources Inc. (since September 2006)

Audit Committee Audit Committee Audit Committee
James L. Freer	None	None

Director	Other Public Company Directorships	Other Public Company Committee Appointments
James P. Geyer	Gold Reserve Inc. (since June 1997)	None
Kerry J. Knoll	Golden Goose Resources Inc. (since May 2006)	Compensation and Nominating Committees
Thomas J. O’Neil	Luna Gold Corp. (since June 2008)	Audit Committee

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Corporation’s Audit Committee.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

●

the assignment to the various committees of directors the general responsibility for developing the Corporation’s approach to (i) corporate governance issues; (ii) financial reporting and internal controls; (iii) issues relating to compensation of officers and employees; and (iv) safety and environmental issues;

●	approving disclosure and securities compliance policies, including communications policies of the Corporation;

●	continuing evaluation of the performance of the Chairman and Chief Executive Officer and other executives and ensuring management succession; and

●	with the assistance of the Compensation and Governance Committee:

-	reviewing the composition of the Board and establishing its independence criteria;

-

assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board;

-	ensuring that an appropriate review selection process for new nominees to the Board is in place; and

-	ensuring that an appropriate comprehensive orientation and education program for new members of the Board and ongoing education for all directors is in place.

The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation and Governance Committee, and the Environment, Health and Safety Committee.

A copy of the Charter of the Board of Directors, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.

Position Descriptions

Written position descriptions have been approved by the Board for the Lead Director and the Chief Executive Officer of the Corporation. Written position descriptions for the chairmen of each of the committees of the Board will be developed. In the interim, each committee chairman is involved in setting the agenda for the committee meeting, ensuring that the committee reviews its charter regularly, that the objectives set out in the charters are met and that work plans are designed and followed. Each committee chairman reports to the Board regularly on the discussions at committee meetings.

Orientation and Continuing Education

The Compensation and Governance Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Corporation, documents from recent Board and committee meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Corporation’s directors, the Board or the Compensation and Governance Committee will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Corporation’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Corporation; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Board has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Corporation’s Chief Executive Officer or other appropriate person. A copy of the Code may be accessed under the Corporation’s profile at www.sedar.com or on the Corporation’s website at www.thompsoncreekmetals.com.

The Code is intended to document the principles of conduct and ethics to be followed by the Corporation and its employees, officers and directors. Its purpose is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest. All employees, officers and directors are also required to adhere to the Corporation’s other policies which may be adopted relating to disclosure or insider trading.

Whistleblower Policy

The Corporation has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis to an independent reporting firm. Such reporting may also be made to the Chairman of the Audit Committee in writing. Once received, the Audit Committee investigates each matter so reported and takes corrective and disciplinary action, if appropriate.

Nomination of Directors

The Compensation and Governance Committee is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Compensation and Governance Committee anticipates that it will identify new candidates is through the development of a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, experience in the mining industry, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Corporation.

The Board, with the assistance of the Compensation and Governance Committee, periodically reviews its charters and committees; assisting the Lead Director in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; reviewing and preparing corporate governance guidelines, the Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Corporation’s management information circular; annually reviewing its relationship with management to ensure the Board is able to, and in fact does, function independently of management; identifying individuals qualified to become Board members and members of Board committees; annual reviewing of its performance; and monitoring compliance by the Corporation with legal and regulatory requirements.

Compensation

The Compensation and Governance Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Corporation’s directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation and Governance Committee on the Corporation’s overall compensation and benefits philosophies.

The Compensation and Governance Committee’s responsibilities include:

•

annually reviewing and making recommendations to the Board upon the recommendation of members of senior management with respect to the Corporation’s compensation and benefits philosophies and programs for employees, including base salaries, bonus and incentive plans, deferred compensation and retirement plans and share purchase and issuance plans. As part of its review process, the Compensation Committee will review peer group and other mining industry compensation data reported through surveys and other sources;

•

annually reviewing and making recommendations to the Board with respect to the Corporation’s compensation and benefit programs for the Chief Executive Officer and other senior officers of the Corporation including base salaries, bonuses or other performance incentives and stock options. In setting the Chief Executive Officer’s salary, the Compensation Committee will take into consideration salaries paid to chief executive officers in the mining industry. The Chief Executive Officer’s contribution towards the Corporation’s achievement of business goals and objectives for the previous financial year will form the basis for the Compensation Committee’s recommendations concerning bonus or other performance recognition awards;

•	reviewing and making recommendations to the Board with respect to the implementation or variation of stock options, share purchase plans, compensation and incentive plans and retirement plans; and

•	reviewing and recommending to the Board, the compensation of the Board, including annual retainer, meeting fees, option grants and other benefits conferred upon the Board.

Advisor to the Committee

During the financial year ended December 31, 2008, Radford was engaged to provide assistance to the Compensation Committee in considering compensation plans for the Corporation’s directors and executive officers and to provide advice to the Compensation Committee. See “Statement of Executive Compensation-Compensation Discussion and Analysis” for further details regarding this engagement, the mandate of the consulting firm and fees paid.

Committees of the Board

The Board currently has the following three standing committees:

•	the Audit Committee;
•	the Compensation and Governance Committee; and
•	the Environment, Health and Safety Committee.

All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:

Audit Committee – Denis C. Arsenault (Chair), James L. Freer and James P. Geyer

Compensation and Governance Committee – Timothy J. Haddon (Chair), Denis C. Arsenault and Kerry J. Knoll

Environment, Health and Safety Committee – Thomas J. O’Neil (Chair), James P. Geyer and Timothy J. Haddon

Audit Committee

The Audit Committee’s primary duties and responsibilities are:

•

overseeing the integrity of the Corporation’s financial statements and reviewing the financial reports and other financial information provided by the Corporation to any governmental body or the public and other relevant documents;

•

recommending the appointment of and reviewing and appraising the audit work of the Corporation’s independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board;

•

serving as an independent and objective party to oversee and monitor the Corporation’s financial reporting process and internal controls, the Corporation’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements; and

•	encouraging continuous improvement of, and fostering adherence to, the Corporation’s policies, procedures and practices.

Further information regarding the Audit Committee is contained in the Corporation’s annual information form (the “AIF”) dated March 27, 2009 under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”. The AIF is available under the Corporation’s profile at www.sedar.com.

Compensation and Governance Committee

The Compensation and Governance Committee’s primary duties and responsibilities are:

Compensation

•

reviewing, approving and recommending to the Board salary, bonus and other benefits, direct or indirect, and any change control packages of the Chief Executive Officer and other members of the senior management team and recommending salary guidelines to the Board;

•

administering the Corporation’s compensation plans, including stock option plans, outside directors’ compensation plans and such other compensation plans or structures as are adopted by the Corporation from time to time;

•	reviewing and recommending to the Board, the compensation of the Board, including annual retainer, meeting fees, option grants and other benefits conferred upon the Board;

•	researching and identifying trends in employment benefits;

•	establishing and periodically reviewing the Corporation’s policies in the area of management benefits and perquisites;

•	providing periodic reports to the Board on compensation matters; and

•	reviewing the Compensation Discussion and Analysis to be included on an annual basis in the Corporation’s management information circular.

Governance

•	assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual members;

•	assessing the Corporation’s governance;

•	proposing new nominees for appointment to the Board; and

•	orientating new directors.

Environment, Health and Safety Committee

The purposes of the Environment, Health and Safety Committee are to assist the Board in its oversight of environment, health and safety matters, including monitoring the implementation and management of the Corporation’s policies, procedures and practices relating to environment, health and safety matters.

In particular, the Environment, Health and Safety Committee has the authority and responsibility for:

•	reviewing the Committee’s charter annually and recommending changes as necessary with the approval of the Board;

•

reviewing and monitoring the environmental, safety and health policies and activities of the Corporation on behalf of the Board to ensure that the Corporation is in compliance with appropriate laws and legislation;

•

ensuring that management communicates to the Corporation’s employees, consultants and contractors the importance of developing: (i) a culture of environmental responsibility; and (ii) an awareness of the importance of health and safety;

•

assisting the Corporation’s management in developing and implementing environmental performance procedures, policies and standards that can be used to provide a continual measure of environmental performance and continuous environmental improvement of the Corporation;

•

monitoring compliance with legal requirements and internal targets; as well communicate demonstrated commitment to the environment to shareholders and stakeholders, including all of the Corporation’s employees, consultants and contractors;

•

assisting the Corporation’s management in implementing an environmental compliance audit program, requesting and obtaining from management periodic status reports on such program and providing feedback on necessary improvement to the program;

•	assisting the Corporation’s management in implementing appropriate environment, health and safety programs and requesting and obtaining from management periodic reports on such programs; and

•	reporting regularly to the Board.

Board Assessments

The Board has an annual process to evaluate the effectiveness and functioning of the Board and its committees and individual director’s self-evaluation. Evaluation questionnaires are completed and returned to Timothy J. Haddon, Lead Director. Mr. Haddon reviews the completed questionnaires, discusses the comments with the directors and reports to the Compensation and Governance Committee and the Board on the evaluation process and the comments received in such questionnaires. These questionnaires are used to assess the effectiveness of the Board, the Chairman, the Vice Chairman, the committees of the Board and the individual directors and to recommend any improvements in the Board and committee procedures.

Indebtedness of Directors and Executive Officers

None of the Corporation’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2008, indebted to the Corporation or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals toanother entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Corporation or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

No (a) director or executive officer of the Corporation who has held such position at any time since January 1, 2008; (b) proposed nominee for election as a director of the Corporation; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Since January 1, 2008, no informed person of the Corporation, nominee for election as a director of the Corporation, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries.

Election of Directors

The Corporation’s Articles of Continuance and the Business Corporations Act (British Columbia) provide that the Board consists of a minimum of three and a maximum of 12 directors. The Board currently consists of eight directors. At the Meeting, the eight persons named hereunder will be proposed for election as directors of the Corporation (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the articles of the Corporation. Seven of the Nominees, Denis C. Arsenault, James P. Geyer, Timothy J. Haddon, Kerry J. Knoll, Kevin Loughrey, Ian J. McDonald and Thomas J. O’Neil, were elected at the last annual and special meeting of the Corporation’s shareholders held on May 8, 2008. Mr. Freer was appointed to the Board on August 7, 2008.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a director Nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the Nominee will submit his or her resignation promptly after the meeting, for the Board’s consideration. The Compensation and Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The Nominee will not participate in any Compensation and Governance Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

The following table sets forth the name, province/state and country of residence, principal occupation, date they first became a director of the Corporation and number of shares beneficially owned by each Nominee. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at March 27, 2009.

Name, Province/State and Country of Residence	Principal Occupation	Date First Became a Director of the Corporation	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

Kevin Loughrey Colorado, United States	Chairman and Chief Executive Officer of the Corporation	November 9, 2006	13,750 (5)

Ian J. McDonald Ontario, Canada	Vice Chairman of the Corporation; Co-Chairman of Stonegate Agricom Ltd. (private company involved in mining industry investment)	April 30, 1997	353,247 (6)

Timothy J. Haddon (2)(3)(4) Colorado, United States

Lead Director of the Corporation; President and Chief Executive Officer of International Natural Resource Management Co. (private company involved in mining industry investment and consultation); and Chairman of Anatolia Minerals Development Limited (mineral exploration company)

		May 10, 2007	10,000 (7)

Denis C. Arsenault (1)(2) Ontario, Canada	Corporate Director	May 18, 2005	126,500 (8)

James L. Freer (1) Washington, United States	Corporate Director	August 7, 2008	Nil (9)

James P. Geyer (1)(3) Washington, United States	Senior Vice President and Director of Gold Reserve Inc. (mineral development company)	May 10, 2007	2,000 (10)

Kerry J. Knoll (2) Ontario, Canada	Co-Chairman of Stonegate Agricom Ltd. (private company involved in mining industry investment)	April 30, 1997	612,496 (11)

Name, Province/State and Country of Residence	Principal Occupation	Date First Became a Director of the Corporation	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

Thomas J. O’Neil (3) Arizona, United States	Corporate Director; Director of Luna Gold Corp.	January 1, 2008	Nil (12)

(1)	Member of the Audit Committee.
(2)	Member of the Compensation and Governance Committee.
(3)	Member of the Environment, Health and Safety Committee.
(4)	Mr. Haddon is Lead Director.
(5)	Mr. Loughrey also holds options to acquire 675,000 Common Shares.
(6)	Mr. McDonald also holds options to acquire 575,000 Common Shares.
(7)	Mr. Haddon also holds options to acquire 425,000 Common Shares.
(8)	Mr. Arsenault also holds options to acquire 325,000 Common Shares and warrants to acquire 25,000 Common Shares.
(9)	Mr. Freer holds options to acquire 225,000 Common Shares.
(10)	Mr. Geyer also holds options to acquire 305,000 Common Shares.
(11)	Mr. Knoll also holds options to acquire 325,000 Common Shares.
(12)	Mr. O’Neil holds options to acquire 325,000 Common Shares.

The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.

Kevin Loughrey – Chairman, Chief Executive Officer and Director. Mr. Loughrey is currently Chairman of the Board and Chief Executive Officer of the Corporation. In this capacity, Mr. Loughrey has overseen the activities of the Corporation since the Thompson Creek Acquisition in 2006. During that time, the Corporation was successfully listed on the New York Stock Exchange in November of 2007 and achieved record revenues of $1 billion in 2008. Mr. Loughrey was the President of Thompson Creek Metals Company and as such was responsible for all of the Thompson Creek operations. He was the principle negotiator, on behalf of the Thompson Creek shareholders, of the Thompson Creek Acquisition. Mr. Loughrey has also been the Senior Vice President and General Counsel for First Dynasty Mines Ltd. and Cyprus Minerals Company. Mr. Loughrey was responsible for complex legal matters including several major acquisitions, listing Cyprus on the New York Stock Exchange, and was prominent in the 1993 merger of Cyprus with Amax Metals Company. Mr. Loughrey has 30 years of experience in the mining business. Mr. Loughrey holds a Bachelor of Arts from Colorado State University and a law degree from the University of Houston.

Ian J. McDonald – Vice Chairman and Director. Mr. McDonald is currently the Vice Chairman of the Board of the Corporation. He is also Co-Chairman of Stonegate Agricom Ltd., a private company involved in mining industry investment. He has held various positions with the Corporation since February 2005, including Executive Chairman, Chairman, President and Chief Executive Officer. He was also Chairman of the Board of Glencairn Gold Corporation (now Central Sun Mining Inc.) from 1988 to 2006 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. (now Goldcorp Inc.) for 11 years until 2001, guiding it from a junior explorer into the only successful Canadian heap leach miner. Mr. McDonald has more than 25 years experience in the resource sector in progressively more senior roles as financial adviser, company founder, senior executive and board chairman of junior and intermediate mining companies. He graduated from Toronto’s Ryerson University Business Program in 1977. He joined Richardson Greenshields (now integrated into RBC Dominion Securities) in 1981 and established himself as one of the firm’s top investment advisers and a specialist in derivatives. In 1986, he joined Yorkton Securities Inc. as an investment adviser, specializing in mining issues, and soon became one of the firm’s leading investment advisers for medium to high net worth clients. His direct involvement in the mining industry began in 1987 with the founding of Glencairn Gold Corporation.

Timothy J. Haddon – Lead Director. Mr. Haddon is currently the President, Chief Executive Officer, a director and 50% owner of International Natural Resource Management Co., a private company which invests in and provides consulting services to the mining industry. He is also Chairman of Anatolia Minerals Development Limited, a TSX-listed exploration company. Prior thereto, from October 1997 to December 2002, he was President and Chief Executive Officer of Archangel Diamond Corporation, from April 1994 to June 1997, he held various positions with First Dynasty Mines Ltd., the latest being Chairman and Chief Executive Officer, and, from June 1989 to March 1994, he was President and Chief Executive Officer of Amax Gold Inc. He holds a Bachelor of Science in Mining Engineering from the Colorado School of Mines.

Denis C. Arsenault – Director. Mr. Arsenault was the Chief Financial Officer of Central Sun Mining Inc. (formerly Glencairn Gold Corporation) until March 26, 2009. Prior thereto, from 2001 to 2006, he was Vice President, Finance and Chief Financial Officer of Orbus Pharma Inc. Mr. Arsenault has held senior financial positions in a range of sectors, including mining and resources, communications, truck trailer manufacturing and life sciences. He began his career with KPMG in 1981, later joining Maclean Hunter Ltd.’s Key Radio Limited. In 1985, he founded Wasserman Arsenault, Chartered Accountants, and in 1995 became Vice President, Finance and Chief Financial Officer for Mond Industries (Trailmobile Canada Ltd.). Mr. Arsenault holds a Bachelor of Commerce from the University of Toronto. Mr. Arsenault is a Chartered Accountant with more than 25 years experience.

James L. Freer – Director. Mr. Freer is a Certified Public Accountant and recently retired from Ernst & Young LLP, one of the largest global audit and accounting firms after serving in various positions for 38 years including Managing Partner of the Northwest Area (Seattle) from 1991 to 1995 and the Pacific Southwest Area (Los Angeles) from 1995 to 2000. From 2000 until his retirement, Mr. Freer was one of 20 members on the Ernst & Young Americas Executive Board, which is responsible for governance and strategy, and one of 12 members of the Americas Operations Committee. He also served as Americas Vice-Chair with lead responsibility for all aspects of the firm’s people focus, including compensation, technical and other training, policies, culture, retention, and development. Mr. Freer holds a Bachelor of Science in Business Administration from Central Washington University.

James P. Geyer – Director. Mr. Geyer is currently Senior Vice President and Director of Gold Reserve Inc., a TSX-listed mineral development company. Prior thereto, from March 1987 to January 1997, he held various positions with Pegasus Gold Corporation, the latest being Vice President, Operations. From 1975 to 1987, Mr. Geyer held various positions with AMAX Metals Company. Mr. Geyer holds a Bachelor of Science in Mining Engineering from the Colorado School of Mines. Mr. Geyer has 35 years of experience in the mining business.

Kerry J. Knoll – Director. Mr. Knoll is Co-Chairman of Stonegate Agricom Ltd. a private company involved in mining industry investment. He co-founded Blue Pearl Mining Ltd. (now the “Corporation”), with Ian McDonald. He was also the co-founder of Glencairn Gold Corporation (now Central Sun Mining Inc.) and Wheaton River Minerals Ltd. (now Goldcorp Inc.). He served in various capacities with these companies for the past 20 years, including President and/or Chairman. He now serves on the board of several mining companies. Other accomplishments during his career include terms as the editor of both The Northern Miner Magazine and the Canadian Mining Journal. Mr. Knoll holds an undergraduate degree from the University of Alberta and a Bachelor of Applied Arts in Journalism from Ryerson University.

Thomas J. O’Neil – Director. Mr. O’Neil was, until October 2008, a director of Fording Inc. and has served in senior executive positions at major mining companies including Cleveland-Cliffs Inc., where he was President and Chief Operating Officer from 2000 to 2003, Executive Vice President, Operations from 1994 to 1999) and Senior Vice President, Technical from 1991 to 1994). From 1981 to 1985, he was Manager, New Business Development, Amoco Metals Company, and from 1985 to 1991, he served in senior positions with Cyprus Minerals Company, including: Copperstone Project Manager, Cyprus Gold; Vice President, Cyprus Gold Australia; Vice President and General Manager, Cyprus Sierrita; and Vice President, Engineering and Development, Cyprus Copper. Mr. O’Neil obtained a Ph.D. in Mining Engineering with a minor in finance from the University of Arizona in 1972 and subsequently was a Professor and Head of the university’s Department of Mining and Geological Engineering. While on the faculty of the University of Arizona, he consulted for a wide variety of clients including industry, U.S. Government and Indian tribes on taxation, royalties and mine evaluation.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Corporation is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Corporation has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Corporation has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed as auditors of the Corporation on January 8, 2007.

Normal Course Issuer Bid

In September 2008, the Corporation filed a normal course issuer bid (the “Bid”) with the TSX. Under the Bid, the Corporation may purchase a maximum of 12,300,000 Common Shares for cancellation, including up to 6,252,303 Common Shares though the facilities of the New York Stock Exchange. To date, the Corporation has purchased and cancelled an aggregate of 2,802,815 Common Shares. The Bid expires after twelve months on September 28, 2009. A copy of the Corporation’s Notice of Intention to Make a Normal Course Issuer Bid may be obtained, without charge, by contacting the Director, Investor Relations of the Corporation by phone at (416) 860-1438 or by e-mail at info@tcrk.com.

Additional Information

Additional information relating to the Corporation, including the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2008, can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Corporation’s website at www.thompsoncreekmetals.com. Shareholders may also contact the Director, Investor Relations of the Corporation by phone at (416) 860-1438 or by e-mail at info@tcrk.com to request copies of these documents.

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Kevin Loughrey”

Kevin Loughrey

Chairman and Chief Executive Officer

Toronto, Ontario

March 27, 2009

SCHEDULE “A”

CHARTER OF THE BOARD OF DIRECTORS

PART 1 - I.	PURPOSE

The Board of Directors of Thompson Creek Metals Company Inc. (the “Corporation”) is responsible for the general supervision of the management of the business and for acting in the best interests of the Corporation and its shareholders. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation and Governance Committee, the Environment, Health and Safety Committee and such further committees as the Board may appoint. The Board of Directors shall meet regularly to review the business operations, corporate governance and financial results of the Corporation. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of the Corporation.

PART 2 - II.	RESPONSIBILITIES

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•

The assignment to the various committees of directors the general responsibility for developing the Corporation’s approach to: (i) corporate governance issues; (ii) financial reporting and internal controls; (iii) issues relating to compensation of officers and employees; and (iv) safety and environmental issues.

•	Approving disclosure and securities compliance policies, including communications policies of the Corporation.

•	The continuing evaluation of the performance of the Chairman and Chief Executive Officer and other executives and ensure management succession.

•	With the assistance of the Compensation and Corporate Governance Committee:

-	Reviewing the composition of the Board of Directors and establishing its independence criteria.

-

The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including, consideration of the appropriate size of the Board of Directors.

-	Ensuring that an appropriate review selection process for new nominees to the Board of Directors is in place.

-	Ensuring that an appropriate comprehensive orientation and education program for new members of the Board of Directors and ongoing education for all directors is in place.
•	With the assistance of the Audit Committee:
-	Ensuring the integrity of the Corporation’s internal controls and management information systems.

-	Ensuring the Corporation’s ethical behavior and compliance with laws and regulations, audit and accounting principles and the Corporation’s own governing documents.

-	Identification of the principal risks of the Corporation’s business and ensuring that appropriate systems are in place to manage these risks.

-	Review and approval of significant operational and financial matters and the provision of direction to management on these matters.

-	As required and agreed upon, providing assistance to shareholders concerning the integrity of the Corporation’s reported financial performance.

•	With the assistance of the Compensation and Governance Committee and the Chairman and Chief Executive Officer, the approval of the compensation of the senior management team.

•

The review of strategic planning process, approval of key strategic plans that take into account business opportunities and business risks identified by the Audit Committee and monitoring performance against such plans.

•	The review and approval of corporate objectives and goals applicable to the Corporation’s senior management.

•	Reviewing with senior management major corporate decisions which require Board approval and approving such decisions as they arise.

•

Obtaining periodic reports from senior management on the Corporation’s operations including, but without limitation, reports on safety and environment issues and security issues surrounding the Corporation’s employees and assets and the protection mechanisms that the Corporation has in place.

•	Performing such other functions as prescribed by law or assigned to the Board of Directors in the Corporation’s constating documents.

EXHIBIT 99.3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF THOMPSON CREEK METALS COMPANY INC. FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 7, 2009

The undersigned shareholder(s) of THOMPSON CREEK METALS COMPANY INC. (the "Corporation") hereby appoint(s) Kevin Loughrey, the Chairman and Chief Executive Officer of the Corporation, or in lieu of the foregoing, Ian J. McDonald, Vice Chairman of the Board of the Corporation, or in lieu of the foregoing, ______________________________, to attend and vote on behalf of the undersigned at the Annual Meeting of Shareholders of the Corporation to be held on Thursday, May 7, 2009 at 4:15 p.m. (Toronto time) and at any adjournment thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a) Election of Directors:

	Voted	Withheld		Voted	Withheld
1 Denis C. Arsenault	☐	☐	5 Kerry J. Knoll	☐	☐
2 James L. Freer	☐	☐	6 Kevin Loughrey	☐	☐
3 James P. Geyer	☐	☐	7 Ian J. McDonald	☐	☐
4 Timothy J. Haddon	☐	☐	8 Thomas J. O'Neil	☐	☐

(b) VOTED ( ) WITHHELD FROM VOTING ( ) in respect of the appointment of auditors and authorizing the directors to fix their remuneration; and

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this __________ day of ________________, 2009.

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Signature of Shareholder

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Name of Shareholder (Please Print)

PLEASE SEE NOTES ON REVERSE

EXHIBIT 99.4

ThompsonCreek
METALS COMPANY INC.

Request for Financial Statements

In accordance with National Instrument 51-102 – *Continuous Disclosure Obligations,* registered and beneficial shareholders may elect annually to receive a copy of our annual financial statements and the corresponding management discussion and analysis ("MD&A") or interim financial statements and the corresponding MD&A, or both.

If you wish to receive these documents by mail, please return this completed form to:

EQUITY TRANSFER & TRUST COMPANY
200 University Avenue, 4th Floor
Toronto ON M5H 4H1 Canada

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR website at www.sedar.com or the Company's website at www.thompsoncreekmetals.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, request that my name be placed on the Company's Mailing List in respect of its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:

☐ Interim Financial Statements with MD&A

☐ Annual Financial Statements with MD&A

PLEASE PRINT

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FIRST NAME LAST NAME

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ADDRESS

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CITY PROVINCE/ STATE POSTAL / ZIP CODE

____

COUNTRY

SIGNED: ___________________________
(Signature of Shareholder)

IF THIS IS AN ADDRESS CHANGE, PLEASE CHECK HERE: ☐
(Please provide previous address below)

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